FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For January 2009
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: 011 31 70 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc
Fourth Quarter 2008 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million			£ million
2008	2007	%		2008	2007	%	2008	2007	%
			Revenue
81,073	106,703	-24	Fourth quarter	61,615	73,710	-16	51,635	52,146	-1
458,361	355,782		Full year	313,336	260,041		249,898	177,784

			Income attributable to shareholders
(2,810)	8,467	-133	Fourth quarter	(2,136)	5,849	-137	(1,790)	4,138	-143
26,277	31,331		Full year	17,963	22,900		14,326	15,656

			CCS Earnings
4,785	6,684	-28	Fourth quarter	3,637	4,617	-21	3,048	3,266	-7
31,366	27,564		Full year	21,442	20,147		17,101	13,774

			Total Equity
128,866	125,968	+2	Fourth quarter	91,456	85,633	+7	89,149	63,097	+41

			Capital Investment
9,154	8,524	+7	Fourth quarter	6,957	5,888	+18	5,830	4,166	+40
38,444	27,072		Full year	26,280	19,787		20,960	13,528
Income attributable to shareholders

	Q4	Q3	Q4
Per ordinary share	2008	2008	2007
Royal Dutch Shell plc	$(0.44)	1.37	1.36
	euro (0.35)	0.91	0.94
	pence(29.23)	72.67	66.47
Notes:
1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used. The exchange rates used in the full year translation are the yearly average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2008	2007	2008	2007
Fourth quarter average rate	0.7600	0.6908	0.6369	0.4887
Fourth quarter end rate	0.7097	0.6798	0.6918	0.5009
Yearly average rate	0.6836	0.7309	0.5452	0.4997
2.	CCS earnings is earnings on an estimated current cost of supplies basis.

3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.

5.	Previous periods are adjusted for discontinued operations.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Royal Dutch Shell plc
(Registrant)

By:	Michiel Brandjes /s/
	Name:	Michiel Brandjes
	Title:	Company Secretary

Date: January 29, 2009

SIGNATURES
4TH QUARTER AND FULL YEAR 2008 UNAUDITED RESULTS
KEY FEATURES OF THE FOURTH QUARTER 2008 AND FULL YEAR 2008
SUMMARY OF IDENTIFIED ITEMS
EARNINGS BY BUSINESS SEGMENT
Fourth quarter portfolio developments
Fourth quarter portfolio developments
Fourth quarter portfolio developments
APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
NOTES

4TH QUARTER AND FULL YEAR 2008 UNAUDITED RESULTS
•	Royal Dutch Shell’s fourth quarter 2008 earnings, on a current cost of supplies (CCS) basis, were $4.8 billion compared to $6.7 billion a year ago. Basic CCS earnings per share decreased by 27% versus the same quarter a year ago.

•	Full year 2008 CCS earnings were $31.4 billion compared to $27.6 billion for the full year 2007. Basic CCS earnings per share for the full year 2008 increased by 16% when compared to 2007.

•	Cash flow from operating activities for the fourth quarter 2008 was $10.3 billion. Net capital investment for the quarter was $6.8 billion. Total cash returned to shareholders, in the form of dividends and share repurchases, was $2.7 billion.

•	A fourth quarter 2008 dividend has been announced of $0.40 per share, an increase of 11% over the US dollar dividend for the same period in 2007.

•	The first quarter 2009 dividend is expected to be declared at $0.42 per share, an increase of 5% compared to the first quarter 2008 US dollar dividend.
Royal Dutch Shell Chief Executive Jeroen van der Veer commented:
“We delivered satisfactory performance in the fourth quarter of 2008, given the pressure on demand for oil and gas due to a weaker global economy. Our strategy remains to pay competitive and progressive dividends, and to make significant investments in the company for future profitability. Industry conditions remain challenging, and we are continuing the focus on capital and cost discipline in Shell.”

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%

(2,810)	8,448	8,467	—	Income attributable to shareholders	26,277	31,331	-16
(7,595)	(2,455)	1,783		Less: Estimated CCS adjustment for Oil Products and Chemicals (see Note 2)	(5,089)	3,767
4,785	10,903	6,684	-28	CCS earnings	31,366	27,564	+14

(0.44)	1.37	1.36	—	Basic earnings per share ($)	4.27	5.00	-15
(1.22)	(0.40)	0.29		Less: Estimated CCS adjustment per share ($)	(0.82)	0.60
0.78	1.77	1.07	-27	Basic CCS earnings per share ($)	5.09	4.40	+16

0.40	0.40	0.36	+11	Dividend per ordinary share ($)	1.60	1.44	+11

[1]	Q4 on Q4 change

The information in these quarterly and full year financial reports and tables reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Registered Office: England, Company No. 4366849, Shell Centre, London, SE1 7NA, UK

Royal Dutch Shell plc     2

KEY FEATURES OF THE FOURTH QUARTER 2008 AND FULL YEAR 2008
•	Fourth quarter 2008 CCS earnings were $4,785 million, 28% lower than in the same quarter a year ago. Full year 2008 CCS earnings were $31,366 million, 14% higher than in 2007.

•	Fourth quarter 2008 reported results were a loss of $2,810 million compared to earnings of $8,467 million in the same quarter a year ago, reflecting the impact of downstream net realised inventory effects as a consequence of applying the first-in, first-out (FIFO) inventory accounting method, under IFRS accounting rules. Full year 2008 reported income was $26,277 million, 16% lower than in 2007.

To facilitate a better understanding of the underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Downstream segments (see Note 2).

•	Basic CCS earnings per share decreased by 27% versus the same quarter a year ago. Full year 2008 basic CCS earnings per share increased 16% when compared to 2007.

•	Total cash returned to shareholders in the form of dividends and share repurchases in the fourth quarter 2008 was $2.7 billion, bringing the total for the full year 2008 to $13.1 billion.

•	Cash flow from operating activities was $10.3 billion compared to $5.3 billion for the same quarter last year. Full year 2008 cash flow from operating activities was $43.9 billion compared to $34.5 billion in 2007.

•	Capital investment for the fourth quarter 2008 was $9.2 billion. Net capital investment (capital investment, less divestment proceeds) for the fourth quarter 2008 was $6.8 billion, bringing the total for the full year 2008 to some $32 billion, lower than previously planned, as divestment proceeds for the year exceeded prior expectations. Net capital investment for 2009 is expected to be in the range of $31 to $32 billion, balancing Shell’s commitments to projects under construction and growth, with the more challenging economic landscape in 2009.

•	Return on average capital employed (ROACE), on a reported income basis (see Note 3), was 18.3%.

•	Gearing was 7.5% at the end of the fourth quarter 2008 versus 7.9% at the end of the fourth quarter 2007. Gearing including certain off-balance sheet obligations was 23.1% at the end of the fourth quarter 2008 versus 16.6% at the end of the fourth quarter 2007 (see Note 5).

•	Oil and gas production, including oil sands production, for the fourth quarter 2008 was 3,415 thousand barrels of oil equivalent per day (boe/d), essentially unchanged compared to the same quarter last year (3,436 thousand boe/d). New field start-ups and increased production from existing producing facilities offset natural field declines and the residual impact to production resulting from hurricane-related shut-ins in the USA during the third quarter 2008. Production in the fourth quarter 2008 excluding the impact of divestments, production sharing contracts (PSC) pricing effects, OPEC quota restrictions and hurricanes increased by 2% compared to the same quarter last year.

Full year 2008 oil and gas production, including oil sands production, was 3,248 thousand boe/d, compared to 3,315 thousand boe/d in 2007. Production for the full year 2008 excluding the impact of divestments, production sharing contracts (PSC) pricing effects, OPEC quota restrictions and hurricanes was in line with 2007.

•	Liquefied Natural Gas (LNG) sales volumes of 3.36 million tonnes were 1% higher than in the same quarter a year ago. Full year 2008 LNG sales were 13.05 million tonnes compared to 13.18 million tonnes in 2007.

•	Oil Products refinery availability was 90%, compared to 94% in the fourth quarter 2007 (91% for the full year 2008 which is at the same level as in 2007). Chemicals manufacturing plant availability was 93%, unchanged from the fourth quarter 2007 (94% for the full year 2008 versus 93% in 2007). Oil Sands upgrader availability was 87%, 8% higher than in the same quarter last year (93% for the full year 2008 versus 89% in 2007).

Royal Dutch Shell plc     3

•	Oil Products marketing sales volumes in the fourth quarter 2008 decreased by 6% compared to the same quarter last year. Volumes were impacted by weaker global demand and, excluding the impact of divestments, decreased by 3%. Volumes for the full year 2008 decreased by 2% versus 2007 levels and were unchanged when excluding the impact of divestments. Chemical product sales volumes in the fourth quarter 2008 were impacted by weaker global demand and decreased by 20% compared to the fourth quarter 2007. Volumes for the full year 2008 decreased by 10% versus 2007 levels.
SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
3,710	5,501	4,867		Exploration & Production	20,235	14,686
981	2,774	631		Gas & Power	5,328	2,781
(30)	371	82		Oil Sands	941	582
582	2,304	876		Oil Products (CCS basis)	5,155	6,951
(19)	116	348		Chemicals (CCS basis)	156	1,682
(373)	(43)	(4)		Corporate	(69)	1,387
(66)	(120)	(116)		Minority interest	(380)	(505)
4,785	10,903	6,684	-28	CCS earnings	31,366	27,564	+14

[1]	Q4 on Q4 change

Royal Dutch Shell plc     4

SUMMARY OF IDENTIFIED ITEMS
Earnings in the fourth quarter 2008 reflected the following items, which in aggregate amounted to a net gain of $897 million (compared to a net gain of $963 million in the fourth quarter 2007), as summarised in the table below:
•	Exploration & Production earnings included a net gain of $1,303 million, reflecting gains from divestments of $1,104 million and a gain of $261 million related to the mark-to-market valuation of certain UK gas contracts, which were partly offset by impairment charges of $62 million. Earnings for the fourth quarter 2007 included a net gain of $715 million.

•	Gas & Power earnings included a charge of $55 million, reflecting an impairment of $44 million and a charge of $11 million related to the mark-to-market valuation of certain gas contracts. Earnings for the fourth quarter 2007 included a charge of $7 million.

•	Oil Sands earnings for the fourth quarter 2007 included a gain of $94 million.

•	Oil Products earnings included a net charge of $233 million, reflecting impairment charges of $312 million, which were partly offset by a divestment gain of $79 million. Earnings for the fourth quarter 2007 included a net gain of $177 million.

•	Chemicals earnings included impairment charges of $22 million. Earnings for the fourth quarter 2007 included a net charge of $46 million.

•	Corporate earnings included a charge of $96 million related to a provision on receivables. Earnings for the fourth quarter 2007 included a gain of $30 million.
SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
			Segment earnings impact of identified items:
1,303	575	715	Exploration & Production	1,910	1,102
(55)	1,368	(7)	Gas & Power	1,302	275
—	25	94	Oil Sands	25	94
(233)	77	177	Oil Products (CCS basis)	25	327
(22)	18	(46)	Chemicals (CCS basis)	(210)	(28)
(96)	—	30	Corporate	(96)	489
—	—	—	Minority interest	—	—
897	2,063	963	CCS earnings impact	2,956	2,259
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by business segment’ on page 5 and onwards.
Commodity price effects (see Note 8 — Accounting for Derivatives)
During the fourth quarter 2008 worldwide oil and gas related commodity marker prices declined significantly.
As a consequence, net working capital decreased by some $15 billion during the fourth quarter 2008, mainly due to the lower valued inventory in Oil Products.
As a result of fair value accounting of commodity derivatives associated with long-term contracts, required under International Financial Reporting Standards (IFRS), Gas & Power earnings were increased by non-cash gains of some $150 million.
As required under IFRS, commodity derivatives are recorded at fair value, which is based on market prices, and physical crude oil and oil products inventories are recorded at the lower of historical cost or net realisable value. During the fourth quarter 2008, Oil Products earnings were reduced by non-cash charges of some $150 million.

Royal Dutch Shell plc     5

EARNINGS BY BUSINESS SEGMENT
EXPLORATION & PRODUCTION

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
3,710	5,501	4,867	-24	Segment earnings	20,235	14,686	+38
1,693	1,612	1,798	-6	Crude oil production (thousand b/d)	1,693	1,818	-7
9,531	7,207	9,185	+4	Natural gas production available for sale (million scf/d)	8,569	8,214	+4
3,336	2,854	3,381	-1	Barrels of oil equivalent (thousand boe/d) [2]	3,170	3,234	-2

[1]	Q4 on Q4 change

[2]	Excludes oil sands bitumen production
Fourth quarter Exploration & Production segment earnings were $3,710 million compared to $4,867 million a year ago. Earnings included a net gain of $1,303 million related to identified items, compared to a net gain of $715 million in the fourth quarter 2007 (see page 4 for details).
Earnings compared to the fourth quarter 2007 reflected the impact of lower oil prices on revenues, lower production volumes in the USA as a consequence of the third quarter 2008 hurricanes, and higher exploration expenses, which were partly offset by reduced royalty expenses.
Global liquids realisations were 31% lower than in the fourth quarter 2007. Global gas realisations were 13% higher than a year ago. Outside the USA, gas realisations increased by 22% whereas in the USA gas realisations decreased by 14%.
Fourth quarter 2008 production (excluding oil sands bitumen production) was 3,336 thousand barrels of oil equivalent per day (boe/d) compared to 3,381 thousand boe/d a year ago. Crude oil production was down 6% and natural gas production was up 4% compared to the fourth quarter 2007.
Production in the fourth quarter 2008 was supported by new field start-ups since the end of the fourth quarter 2007, which contributed some 80 thousand boe/d of new production to the quarter. New field start-ups include Angel (Shell share 22.3%) and Vincent (Shell share 20.6%) in Australia, E11 Hub Stage 2 (Shell share 50%), M3S (Shell share 70%) and Saderi (Shell share 37.5%) in Malaysia, Starling (Shell share 28%) and Curlew C (Shell share 100%) in the United Kingdom and Sakhalin (Shell share 27.5%), from the Piltun-Astokhskoye B platform, in Russia. In addition, production volumes were supported by continued growth at Stybarrow (Shell share 17.1%) and Geographe & Thylacine (Shell share 17.7%) in Australia, Champion West Phase 3B/C (Shell share 50%) in Brunei, Duvernay (Shell share 100%) in Canada, Changbei (Shell share 50%) in China, Ormen Lange (Shell share 17%) in Norway and West Salym (Shell share 50%) in Russia.
Full year Exploration & Production segment earnings were $20,235 million compared to $14,686 million a year ago. Earnings included a net gain of $1,910 million related to identified items, compared to a net gain of $1,102 million in 2007.
Earnings compared to full year 2007 reflected the benefit of higher oil and gas prices on revenues, which was partly offset by increased exploration expenses, lower production volumes, particularly in the USA mainly as a consequence of hurricane impacts during the third quarter 2008, higher operating costs and royalty expenses.
Global liquids realisations were 36% higher than in 2007. Global gas realisations were 33% higher than a year ago. Outside the USA, gas realisations increased by 36% whereas in the USA gas realisations increased by 33%.
Full year 2008 production (excluding oil sands bitumen production) was 3,170 thousand boe/d compared to 3,234 thousand boe/d a year ago. Crude oil production was down 7% and natural gas production was up 4% compared to 2007.

Royal Dutch Shell plc     6

Production for the full year 2008 was supported by new field start-ups since the end of the fourth quarter 2007, which contributed some 30 thousand boe/d of new production to the full year 2008. New field start-ups include E11 Hub Stage 2 (Shell share 50%) in Malaysia and Starling (Shell share 28%) in the United Kingdom. In addition, production volumes were supported by continued growth at Stybarrow (Shell share 17.1%) in Australia, Champion West Phase 3B/C (Shell share 50%) in Brunei, Duvernay (Shell share 100%) in Canada, Changbei (Shell share 50%) in China, Ormen Lange (Shell share 17%) in Norway, West Salym (Shell share 50%) in Russia and Deimos (Shell share 71.5%) in the USA.
Fourth quarter portfolio developments
In Australia, first gas was delivered from the Angel field (Shell share 22.3%).
In Russia, the Sakhalin II project (Shell share 27.5%) started production from the Piltun-Astokhskoye B platform and began year-round oil exports.
In Nigeria, the AFAM Gas and Power project started up. First gas was supplied to the power plant, with a peak production (Shell share 30%) of approximately 20 thousand boe/d.
Also in Nigeria, Shell completed the divestment of offshore deepwater blocks OML 125 (Abo field) and 134 with total sale proceeds of some $0.6 billion and a production impact of approximately 7 thousand boe/d.
In the United Kingdom, Shell completed the sale of a number of northern North Sea assets. In the Netherlands the sale of assets situated along the NOGAT pipeline was completed. The consolidated production impact is approximately 27 thousand boe/d (Shell share) and total sale proceeds are some $0.9 billion.
GAS & POWER

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
981	2,774	631	+55	Segment earnings	5,328	2,781	+92
3.36	3.10	3.34	+1	LNG sales volumes (million tonnes)	13.05	13.18	-1

[1]	Q4 on Q4 change
Fourth quarter Gas & Power segment earnings were $981 million compared to $631 million a year ago. Earnings included a charge of $55 million related to identified items, compared to a net charge of $7 million in the fourth quarter 2007 (see page 4 for details). In addition, fourth quarter 2008 earnings were increased by non-cash gains of approximately $150 million as a result of fair value accounting of commodity derivatives associated with long-term contracts (see Note 8).
Earnings compared to the fourth quarter 2007 reflected the benefit of strong LNG prices on revenues, higher dividends from LNG joint ventures and higher income from LNG cargo diversion opportunities.
LNG sales volumes of 3.36 million tonnes were 1% higher than in the same quarter a year ago. Sales volumes benefited from the start-up of North West Shelf Train 5 in Australia and increased feedgas supply in Malaysia, which were partly offset by the gas supply disruption to Nigeria LNG in December.
Natural gas and power marketing and trading earnings were higher than in the same quarter a year ago, reflecting increased earnings in both North America and Europe.
Full year Gas & Power segment earnings were $5,328 million compared to $2,781 million a year ago. Earnings included a net gain of $1,302 million related to identified items, compared to a net gain of $275 million in 2007.
Earnings compared to the full year 2007 reflected the impact of strong LNG and gas to liquids (GTL) product prices on revenues, higher dividends from LNG joint ventures, higher income from LNG cargo diversion opportunities and higher marketing and trading contributions.

Royal Dutch Shell plc     7

LNG sales volumes of 13.05 million tonnes were 1% lower than in 2007.
Natural gas and power marketing and trading earnings were higher than in 2007, reflecting increased earnings in both North America and Europe.
Fourth quarter portfolio developments
In China, Shell and PetroChina signed a binding Sales and Purchase Agreement for a 20-year supply of up to two million tonnes per annum of LNG from the Gorgon project, conditional upon project approval, in Western Australia.
In the USA, the 100 Megawatt (MW) Mount Storm Phase II wind farm (Shell share 50%) in West Virginia became operational.
In Bolivia, the divestment of Transredes Transporte De Hidrocarburos S.A. (Shell share 25%), a pipeline business, was completed.
OIL SANDS

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
(30)	371	82	—	Segment earnings	941	582	+62
79	77	55	+44	Bitumen production (thousand b/d)	78	81	-3
112	97	97	+15	Sales volumes (thousand b/d)	114	125	-9
87	96	79		Upgrader availability (%)	93	89

[1]	Q4 on Q4 change
Fourth quarter Oil Sands segment results were a loss of $30 million compared to earnings of $82 million in the same quarter last year. Earnings for the fourth quarter 2007 included a gain of $94 million related to an identified item.
Earnings compared to the fourth quarter 2007 reflected the impact of lower oil prices on revenues and higher operating costs, which were partly offset by higher production volumes and lower royalty expenses.
Bitumen production increased by 44% compared to the same quarter last year, which was impacted by an unplanned shut-down at the Scotford Upgrader. Upgrader availability was 87% compared to 79% in the same quarter last year.
Full year Oil Sands segment earnings were $941 million compared to $582 million in 2007. Earnings included a gain of $25 million related to an identified item, compared to a gain of $94 million in 2007.
Earnings compared to full year 2007 reflected the benefit of higher oil prices on revenues and lower royalty expenses, which were partly offset by lower production volumes and higher operating costs.
Bitumen production decreased by 3% compared to the full year 2007. Upgrader availability was 93% compared to 89% in 2007.

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OIL PRODUCTS

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
(6,416)	(44)	2,556		Segment earnings	446	10,439
(6,998)	(2,348)	1,680		Less: Estimated CCS adjustment (see Note 2)	(4,709)	3,488
582	2,304	876	-34	Segment CCS earnings	5,155	6,951	-26
3,125	3,273	3,812	-18	Refinery intake (thousand b/d)	3,388	3,779	-10
6,400	6,403	6,842	-6	Total Oil Products sales (thousand b/d)	6,568	6,625	-1
90	88	94		Refinery availability (%)	91	91

[1]	Q4 on Q4 change
Fourth quarter Oil Products segment results were a loss of $6,416 million, reflecting the result of oil products net realised inventory effects due to declining prices, compared to earnings of $2,556 million for the same period last year.
Fourth quarter Oil Products CCS segment earnings were $582 million compared to $876 million in the fourth quarter 2007. Earnings included a net charge of $233 million related to identified items, compared to a net gain of $177 million in the fourth quarter 2007 (see page 4 for details). In addition, fourth quarter 2008 earnings were reduced by non-cash charges of around $150 million as a result of fair value accounting of commodity derivatives (see Note 8).
CCS earnings compared to the fourth quarter 2007 reflected lower refinery intake volumes and lower total oil products sales volumes as a consequence of reduced worldwide demand, and impairment charges, which were partly offset by higher realised refining margins, higher marketing margins and increased trading contributions. In addition currency exchange rate effects, mainly related to the strengthening of the US dollar against most major currencies, also negatively impacted fourth quarter 2008 earnings.
Industry refining margins compared to the same quarter a year ago were higher in Europe and the Asia-Pacific region and declined in the US Gulf Coast and US West Coast. Refinery availability was 90%, compared to 94% in the fourth quarter of 2007.
Marketing earnings, excluding identified items, compared to the same period a year ago increased due to higher retail, B2B and base oil lubricants margins, which were partly offset by lower sales volumes.
Oil Products (marketing and trading) sales volumes decreased by 6% compared to the same quarter last year. Marketing sales volumes were 6% lower than in the fourth quarter 2007. Excluding the impact of divestments, marketing sales volumes decreased by 3% mainly as a result of reduced global demand.
Full year Oil Products segment earnings were $446 million compared to $10,439 million for the full year 2007. The significant earnings decrease between full year 2008 and 2007 reflects the result of oil products net realised inventory effects due to declining commodity prices in the second half of 2008.
Full year Oil Products CCS segment earnings were $5,155 million compared to $6,951 million in 2007. Earnings included a net gain of $25 million related to identified items, compared to a net gain of $327 million in the full year 2007.
CCS earnings compared to the full year 2007 reflected lower refinery intake volumes and reduced total oil products sales volumes, as a consequence of worldwide demand slow-down and asset sales, lower realised refining margins and higher operating costs which were partly offset by higher marketing margins and increased trading contributions. In addition currency exchange rate effects, mainly related to the strengthening of the US dollar against most major currencies, also negatively impacted the full year 2008 earnings.
Industry refining margins compared to a year ago were higher in Europe and the Asia-Pacific region and declined in the US Gulf Coast and US West Coast. Refinery availability was 91%, at the same levels as in 2007.

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Marketing earnings, excluding identified items, compared to 2007 increased due to higher retail, B2B and base oil lubricants margins, which were partly offset by lower sales volumes.
Oil Products (marketing and trading) sales volumes decreased by 1% compared to the full year 2007. Marketing sales volumes were 2% lower than in the full year 2007, and, excluding the impact of divestments, volumes were in line with 2007.
Fourth quarter portfolio developments
In the Dominican Republic, Shell completed the sale of its 50% shareholding in Refinería Dominicana de Petróleo, S.A. (REFIDOMSA), with 34 thousand barrels per day processing capacity, for a total of $110 million.
In Africa, Shell completed the sale of its Downstream businesses in Sudan, Djibouti, Gambia, Ethiopia, and Swaziland.
CHEMICALS

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
(831)	(79)	501		Segment earnings	(405)	2,051
(812)	(195)	153		Less: Estimated CCS adjustment (see Note 2)	(561)	369
(19)	116	348	—	Segment CCS earnings	156	1,682	-91
4,483	4,989	5,633	-20	Sales volumes (thousand tonnes)	20,327	22,555	-10
93	86	93		Manufacturing plant availability (%)	94	93

[1]	Q4 on Q4 change
Fourth quarter Chemicals segment results were a loss of $831 million, reflecting the result of chemicals net realised inventory effects due to declining commodity prices, compared to earnings of $501 million for the same period last year.
Fourth quarter Chemicals CCS segment results were a loss of $19 million compared to earnings of $348 million in the same quarter last year. Earnings included a charge of $22 million related to identified items, compared to a net charge of $46 million in the fourth quarter 2007 (see page 4 for details).
CCS earnings compared to the fourth quarter 2007 reflected lower sales volumes, lower income from equity-accounted investments and higher operating costs, which were partly offset by higher realised margins and higher trading contributions.
Sales volumes decreased by 20% compared to the fourth quarter 2007, mainly as a result of reduced global demand.
Chemicals manufacturing plant availability was 93%, unchanged from the fourth quarter 2007. The reduced global demand for chemicals products has significantly impacted the chemicals manufacturing plant utilisation rate, which dropped to 67 % from 86 % in the fourth quarter 2007.
Full year Chemicals segment results were a loss of $405 million, reflecting the result of chemicals net realised inventory effects due to declining commodity prices in the second half of 2008, compared to earnings of $2,051 million in 2007.
Full year Chemicals CCS segment earnings were $156 million compared to $1,682 million in 2007. Earnings included a net charge of $210 million related to identified items, compared to a net charge of $28 million in 2007.
CCS earnings compared to full year 2007 reflected lower income from equity-accounted investments, lower realised margins, reduced sales volumes and higher operating costs.
Sales volumes decreased by 10% compared to full year 2007, mainly as a result of reduced global demand.
Chemicals manufacturing plant availability was 94%, some 1% higher than in 2007.

Royal Dutch Shell plc     10

CORPORATE

Quarters			$ million	Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
(373)	(43)	(4)	Segment earnings	(69)	1,387
Fourth quarter Corporate segment results were a loss of $373 million compared to a loss of $4 million for the same period last year. Earnings included a charge of $96 million related to identified items, compared to a gain of $30 million in the fourth quarter 2007 (see page 4 for details). Currency exchange losses in the fourth quarter 2008 were $351 million compared to gains of $ 82 million in the fourth quarter 2007.
Earnings compared to the fourth quarter 2007 reflected currency exchange rate impacts, lower net interest income and reduced net underwriting results, which were partly offset by lower shareholder costs.
Full year Corporate segment results were a loss of $69 million compared to earnings of $1,387 million for the same period last year. Earnings included a charge of $96 million related to identified items, compared to a gain of $489 million for the full year 2007.
Earnings compared to full year 2007 reflected currency exchange rate impacts, lower net underwriting results mainly as a consequence of hurricane impacts in the USA during the third quarter 2008, and reduced net interest income, which were partly offset by lower shareholder costs.

Royal Dutch Shell plc     11
PRICE AND MARGIN INFORMATION
OIL & GAS

Quarters				Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
$/bbl			Realised oil prices — Exploration & Production (period average)	$/bbl
58.40	110.08	82.11	World outside USA	92.39	68.24
52.32	119.25	88.92	USA	95.01	66.49
57.60	111.18	82.96	Global	92.75	67.99

$/bbl			Realised oil prices — Oil Sands (period average)	$/bbl
47.26	113.90	71.45	Canada	88.98	61.97

$/thousand scf			Realised gas prices (period average)	$/thousand scf
10.58	8.89	8.15	Europe	9.46	7.24
6.89	5.91	5.64	World outside USA (including Europe)	6.25	4.61
6.37	10.82	7.45	USA	9.61	7.23
6.80	6.77	6.00	Global	6.85	5.14

			Oil and gas marker industry prices (period average)
55.48	115.15	88.35	Brent ($/bbl)	97.14	72.45
59.13	118.07	90.47	WTI ($/bbl)	99.72	72.16
52.83	117.88	89.00	Edmonton Par ($/bbl)	98.45	72.13
6.38	9.11	6.93	Henry Hub ($/MMBtu)	8.85	6.94
57.03	61.75	46.86	UK National Balancing Point (pence/therm)	58.06	30.01
88.11	129.15	82.80	Japanese Crude Cocktail — JCC ($/bbl)[1]	106.71	72.83
REFINING & CRACKER INDUSTRY MARGINS2

Quarters				Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
$/bbl			Refining marker industry gross margins (period average)	$/bbl
8.60	8.25	10.60	ANS US West Coast coking margin	9.40	15.95
4.10	12.30	9.65	WTS US Gulf Coast coking margin	8.95	16.30
5.55	6.00	4.35	Rotterdam Brent complex	5.25	4.45
4.45	1.85	1.95	Singapore 80/20 Arab light/Tapis complex	3.00	2.80
$/tonne			Cracker industry margins (period average)	$/tonne
547.00	460.00	334.00	US ethane	445.00	334.00
1,357.00	648.00	279.00	Western Europe naphtha	675.00	424.00
(30.00)	65.00	(17.00)	North East Asia naphtha	17.00	216.00

[1]	JCC prices for the fourth quarter and full year 2008 are based on available market data up to the end of October 2008. Prices for these periods will be updated when full market data are available.

[2]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information at the end of the quarter.

Royal Dutch Shell plc     12

OIL & GAS — OPERATIONAL DATA

Quarters					Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
thousand b/d				Crude oil production	thousand b/d
361	335	395		Europe	375	423
293	305	352		Africa	309	332
218	200	227		Asia Pacific	206	227
480	459	438		Middle East, Russia, CIS	450	433
264	231	310		USA	272	324
77	82	76		Other Western Hemisphere	81	79
1,693	1,612	1,798	-6	Total crude oil production excluding oil sands	1,693	1,818	-7
79	77	55		Bitumen production — oil sands	78	81
1,772	1,689	1,853	-4	Total crude oil production including oil sands	1,771	1,899	-7

million scf/d2				Natural gas production available for sale	million scf/d2

4,450	2,446	4,569		Europe	3,679	3,350
448	591	594		Africa	552	584
2,718	2,508	2,166		Asia Pacific	2,544	2,405
257	229	239		Middle East, Russia, CIS	237	250
1,071	942	1,138		USA	1,053	1,130
587	491	479		Other Western Hemisphere	504	495
9,531	7,207	9,185	+4		8,569	8,214	+4

thousand boe/d3				Total production in barrels of oil equivalent	thousand boe/d3

1,128	757	1,183		Europe	1,009	1,001
370	407	454		Africa	404	433
687	631	600		Asia Pacific	645	641
524	499	479		Middle East, Russia, CIS	491	476
449	393	506		USA	453	519
178	167	159		Other Western Hemisphere	168	164
3,336	2,854	3,381	-1	Total production excluding oil sands	3,170	3,234	-2
79	77	55		Bitumen production — oil sands	78	81
3,415	2,931	3,436	-1	Total production including oil sands	3,248	3,315	-2

[1]	Q4 on Q4 change.

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre.

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d.

Royal Dutch Shell plc     13

OIL PRODUCTS AND CHEMICALS — OPERATIONAL DATA

Quarters					Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
thousand b/d				Refinery processing intake	thousand b/d
1,227	1,462	1,803		Europe	1,481	1,731
746	674	821		Other Eastern Hemisphere	729	811
808	777	869		USA	826	879
344	360	319		Other Western Hemisphere	352	358
3,125	3,273	3,812	-18		3,388	3,779	-10

				Oil sales
2,025	2,028	2,051		Gasolines	2,051	2,178
728	810	802		Kerosenes	792	756
2,225	2,231	2,429		Gas/diesel oils	2,254	2,295
732	623	769		Fuel oil	742	704
690	711	791		Other products	729	692

6,400	6,403	6,842	-6	Total oil products *	6,568	6,625	-1

				*Comprising:
1,791	1,795	1,983		Europe	1,831	1,886
1,245	1,262	1,369		Other Eastern Hemisphere	1,257	1,283
1,409	1,366	1,485		USA	1,402	1,487
698	718	678		Other Western Hemisphere	719	672
1,257	1,262	1,327		Export sales	1,359	1,297

thousand tonnes				Chemical sales volumes by main product category [2]**	thousand tonnes
2,584	2,809	3,164		Base chemicals	11,573	12,968
1,897	2,178	2,467		First line derivatives	8,746	9,577
2	2	2		Other	8	10
4,483	4,989	5,633	-20		20,327	22,555	-10

				**Comprising:
1,882	2,112	2,190		Europe	8,472	8,908
1,179	1,223	1,457		Other Eastern Hemisphere	4,924	5,466
1,306	1,512	1,802		USA	6,362	7,469
116	142	184		Other Western Hemisphere	569	712

[1]	Q4 on Q4 change.

[2]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

14

Royal Dutch Shell plc     14
NOTE
All amounts shown throughout this Report are unaudited.
In this announcement, excluding in the financial report and tables, we have aggregated our equity position in projects for both direct and indirect interest (for example, we have aggregated our indirect interest in North West Shelf LNG and the Pluto project via our 34% shareholding in Woodside Energy Ltd).
First quarter results for 2009 are expected to be announced on April 29, 2009, second quarter results are expected to be announced on July 30, 2009 and third quarter results are expected to be announced on October 29, 2009. There will be a Shell strategy update on March 17, 2009.
In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell plc either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, January 29, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
Please refer to the Annual Report and Form 20-F for the year ended December 31, 2007 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 001-32575 and disclosure in our Forms 6-K, File No 001-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
January 29, 2009

Royal Dutch Shell plc     15

APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
STATEMENT OF INCOME (SEE NOTE 1)

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%
81,073	131,567	106,703		Revenue[2]	458,361	355,782
76,349	113,249	90,603		Cost of sales	395,639	296,697
4,724	18,318	16,100	-71	Gross profit	62,722	59,085	+6

4,476	4,139	4,880		Selling, distribution and administrative expenses	17,028	16,621
778	538	382		Exploration	2,049	1,712
350	2,000	2,376		Share of profit of equity-accounted investments	7,446	8,234
290	174	(174)		Net finance costs and other (income)/expense	271	(1,590)
(470)	15,467	13,388	—	Income before taxation	50,820	50,576	—

2,489	6,987	4,755		Taxation	24,344	18,650
(2,959)	8,480	8,633	—	Income for the period	26,476	31,926	-17

(149)	32	166		Income attributable to minority interest	199	595
(2,810)	8,448	8,467	—	Income attributable to shareholders of Royal Dutch Shell plc	26,277	31,331	-16

[1]	Q4 on Q4 change.

[2]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $20,413 million in Q4 2008, $25,323 million in Q3 2008, $25,462 million in Q2 2008, $22,920 million in Q1 2008, $21,552 million in Q4 2007, $20,830 million in Q3 2007, $18,993 million in Q2 2007 and $17,305 million in Q1 2007.
BASIC EARNINGS PER SHARE (SEE NOTES 1, 2 AND 7)

Quarters				Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
(0.44)	1.37	1.36	Earnings per share ($)	4.27	5.00
0.78	1.77	1.07	CCS earnings per share ($)	5.09	4.40
DILUTED EARNINGS PER SHARE (SEE NOTES 1, 2 AND 7)

Quarters				Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
(0.44)	1.37	1.36	Earnings per share ($)	4.26	4.99
0.78	1.77	1.07	CCS earnings per share ($)	5.08	4.39

Royal Dutch Shell plc     16

EARNINGS BY BUSINESS SEGMENT (SEE NOTES 2 AND 4)

Quarters				$ million	Full Year
Q4 2008	Q3 2008	Q4 2007%[1]			2008	2007	%

				Exploration & Production:
3,477	3,885	3,763	-8	- World outside USA	14,854	10,954	+36
233	1,616	1,104	-79	- USA	5,381	3,732	+44
3,710	5,501	4,867	-24		20,235	14,686	+38

				Gas & Power:
956	2,437	639	+50	- World outside USA	5,114	2,315	+121
25	337	(8)	—	- USA	214	466	-54
981	2,774	631	+55		5,328	2,781	+92

(30)	371	82	—	Oil Sands	941	582	+62

				Oil Products (CCS basis):
1,375	2,307	789	+74	- World outside USA	5,425	5,090	+7
(793)	(3)	87	—	- USA	(270)	1,861	—
582	2,304	876	-34		5,155	6,951	-26

				Chemicals (CCS basis):
115	253	370	-69	- World outside USA	784	1,661	-53
(134)	(137)	(22)	—	- USA	(628)	21	—
(19)	116	348	—		156	1,682	-91

5,224	11,066	6,804	-23	Total operating segments	31,815	26,682	+19

				Corporate:
(41)	178	12		- Interest and investment income/(expense)	328	875
(351)	(264)	82		- Currency exchange gains/(losses)	(650)	205
19	43	(98)		- Other — including taxation	253	307
(373)	(43)	(4)			(69)	1,387

(66)	(120)	(116)		Minority interest	(380)	(505)
4,785	10,903	6,684	-28	CCS earnings	31,366	27,564	+14

(7,595)	(2,455)	1,783		Estimated CCS adjustment for Oil Products and Chemicals	(5,089)	3,767
(2,810)	8,448	8,467	—	Income attributable to shareholders of Royal Dutch Shell plc	26,277	31,331	-16

[1]	Q4 on Q4 change

Royal Dutch Shell plc     17

SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 6)

	$ million
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007

Assets
Non-current assets:
Intangible assets	5,021	5,541	5,366
Property, plant and equipment	112,038	114,193	101,521
Investments:
- equity-accounted investments	28,327	31,630	29,153
- financial assets	4,065	2,952	3,461
Deferred tax	3,418	3,978	3,253
Pre-paid pension costs	6,198	6,205	5,559
Other	6,764	6,219	5,760
	165,831	170,718	154,073

Current assets:
Inventories	19,342	33,442	31,503
Accounts receivable	82,040	90,100	74,238
Cash and cash equivalents	15,188	7,821	9,656
	116,570	131,363	115,397

Total assets	282,401	302,081	269,470

Liabilities
Non-current liabilities:
Debt	13,772	10,742	12,363
Deferred tax	12,518	14,688	13,039
Retirement benefit obligations	5,469	5,961	6,165
Other provisions	12,570	13,499	13,658
Other	3,677	4,088	3,893
	48,006	48,978	49,118

Current liabilities:
Debt	9,497	5,984	5,736
Accounts payable and accrued liabilities	85,091	88,387	75,697
Taxes payable	8,107	15,632	9,733
Retirement benefit obligations	383	369	426
Other provisions	2,451	2,356	2,792
	105,529	112,728	94,384

Total liabilities	153,535	161,706	143,502

Equity attributable to shareholders of Royal Dutch Shell plc	127,285	138,469	123,960

Minority interest	1,581	1,906	2,008
Total equity	128,866	140,375	125,968

Total liabilities and equity	282,401	302,081	269,470

Royal Dutch Shell plc     18

SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

Quarters			$ million	Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007

			Cash flow from operating activities:
(2,959)	8,480	8,633	Income for the period	26,476	31,926
			Adjustment for:
2,411	6,935	5,551	- Current taxation	24,452	20,076
414	178	96	- Interest (income)/expense	1,039	550
3,684	3,387	3,840	- Depreciation, depletion and amortisation	13,656	13,180
(1,234)	(1,799)	(1,799)	- (Profit)/loss on sale of assets	(4,071)	(3,349)
14,687	2,215	(3,375)	- Decrease/(increase) in net working capital	7,935	(6,206)
(350)	(2,000)	(2,376)	- Share of profit of equity-accounted investments	(7,446)	(8,234)
2,522	2,604	2,282	- Dividends received from equity-accounted investments	9,325	6,955
(1,105)	(95)	(726)	- Deferred taxation and other provisions	(1,030)	(773)
(35)	(618)	(24)	- Other	(549)	(801)
18,035	19,287	12,102	Cash flow from operating activities (pre-tax)	69,787	53,324

(7,748)	(6,686)	(6,809)	Taxation paid	(25,869)	(18,863)

10,287	12,601	5,293	Cash flow from operating activities	43,918	34,461

			Cash flow from investing activities:
(7,892)	(12,392)	(8,013)	Capital expenditure	(35,065)	(24,576)
(193)	(555)	(519)	Investments in equity-accounted investments	(1,885)	(1,852)
1,179	1,087	1,742	Proceeds from sale of assets	4,737	8,566
569	1,160	561	Proceeds from sale of equity-accounted investments	2,062	1,012
(36)	(25)	(120)	Proceeds from sale of /(additions to) financial assets	224	1,055
191	267	353	Interest received	1,012	1,225
(6,182)	(10,458)	(5,996)	Cash flow from investing activities	(28,915)	(14,570)

			Cash flow from financing activities:
3,970	215	317	Net increase/(decrease) in debt with maturity period within three months	4,161	(455)
3,001	238	195	Other debt: New borrowings	3,555	4,565
(581)	(166)	(182)	Repayments	(2,890)	(2,796)
(409)	(295)	(312)	Interest paid	(1,371)	(1,235)
31	(18)	(52)	Change in minority interest	40	(6,757)
(302)	(848)	(1,538)	Repurchases of shares	(3,573)	(4,387)
			Dividends paid to:
(2,408)	(2,290)	(2,318)	- Shareholders of Royal Dutch Shell plc	(9,516)	(9,001)
(54)	(105)	(17)	- Minority interest	(325)	(203)
			Treasury shares:
47	36	124	- Net sales/(purchases) and dividends received	525	876
3,295	(3,233)	(3,783)	Cash flow from financing activities	(9,394)	(19,393)

(33)	(79)	50	Currency translation differences relating to cash and cash equivalents	(77)	156
7,367	(1,169)	(4,436)	Increase/(decrease) in cash and cash equivalents	5,532	654

7,821	8,990	14,092	Cash and cash equivalents at beginning of period	9,656	9,002
15,188	7,821	9,656	Cash and cash equivalents at end of period	15,188	9,656

Royal Dutch Shell plc     19

CAPITAL INVESTMENT

Quarters			$ million	Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
			Capital expenditure:
			Exploration & Production:
3,510	8,083	2,704	- World outside USA	16,833	10,320
965	688	1,321	- USA	5,099	3,403
4,475	8,771	4,025		21,932	13,723

			Gas & Power:
1,033	1,030	862	- World outside USA	3,892	2,936
2	4	11	- USA	10	15
1,035	1,034	873		3,902	2,951

817	835	649	Oil Sands	3,124	1,931
			Oil Products:
1,252	879	1,257	- World outside USA	3,449	3,141
158	92	123	- USA	379	530
1,410	971	1,380		3,828	3,671

			Chemicals:
567	558	419	- World outside USA	1,898	1,068
70	49	103	- USA	187	347
637	607	522		2,085	1,415

98	23	193	Corporate	241	414

8,472	12,241	7,642	Total capital expenditure	35,112	24,105

			Exploration expense
336	260	193	- World outside USA	949	646
153	179	170	- USA	498	469
489	439	363		1,447	1,115

			New equity in equity-accounted investments
135	361	237	- World outside USA	1,208	1,407
19	21	40	- USA	86	65
154	382	277		1,294	1,472

39	173	242	New loans to equity-accounted investments	591	380

9,154	13,235	8,524	Total capital investment*	38,444	27,072

			*Comprising:
5,040	9,618	4,630	- Exploration & Production	24,718	15,919
1,096	1,169	1,091	- Gas & Power	4,346	3,532
817	835	649	- Oil Sands	3,124	1,931
1,464	983	1,438	- Oil Products	3,917	3,856
639	607	523	- Chemicals	2,097	1,419
98	23	193	- Corporate	242	415
9,154	13,235	8,524		38,444	27,072

Royal Dutch Shell plc     20

ADDITIONAL SEGMENTAL INFORMATION1

Quarters			$ million	Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
			Exploration & Production
3,710	5,501	4,867	Segment earnings	20,235	14,686
			Including:
778	538	382	- Exploration	2,049	1,712
2,368	2,168	2,848	- Depreciation, depletion & amortisation	8,929	9,338
1,297	1,358	1,278	- Share of profit of equity-accounted investments	4,970	3,583

3,105	9,556	5,135	Cash flow from operations	31,649	24,348
397	1,444	830	Less: Net working capital movements[2]	2,390	1,238
2,708	8,112	4,305	Cash flow from operations excluding net working capital movements	29,259	23,110

55,274	53,276	47,682	Capital employed	55,274	47,682

			Gas & Power
981	2,774	631	Segment earnings	5,328	2,781
			Including:
80	151	85	- Depreciation, depletion & amortisation	397	315
550	787	533	- Share of profit of equity-accounted investments	2,541	1,852

1,120	2,259	295	Cash flow from operations	5,445	1,408
(1)	718	(379)	Less: Net working capital movements[2]	774	(514)
1,121	1,541	674	Cash flow from operations excluding net working capital movements	4,671	1,922

22,497	21,094	19,383	Capital employed	22,497	19,383

			Oil Sands
(30)	371	82	Segment earnings	941	582
			Including:
40	44	42	- Depreciation, depletion & amortisation	173	166

(37)	684	208	Cash flow from operations	1,590	1,520
(34)	130	145	Less: Net working capital movements[2]	60	720
(3)	554	63	Cash flow from operations excluding net working capital movements	1,530	800

6,200	6,249	4,603	Capital employed	6,200	4,603

[1]	Corporate segment information has not been included in the table shown. Please refer to the Earnings by business segment section for additional information. The above data does not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

Royal Dutch Shell plc     21

ADDITIONAL SEGMENTAL INFORMATION1 (continued)

Quarters			$ million	Full Year
Q4 2008	Q3 2008	Q4 2007		2008	2007
			Oil Products
582	2,304	876	Segment CCS earnings	5,155	6,951
			Including:
855	614	607	- Depreciation, depletion & amortisation	2,686	2,440
(239)	129	328	- Share of profit of equity-accounted investments	598	1,723
6,521	2,068	(1,605)	Cash flow from operations	6,803	3,682
13,783	1,537	(3,929)	Less: Net working capital movements[2]	5,446	(6,834)
(7,262)	531	2,324	Cash flow from operations excluding net working capital movements	1,357	10,516

44,171	58,520	54,515	Capital employed	44,171	54,515

			Chemicals
(19)	116	348	Segment CCS earnings	156	1,682
			Including:
155	215	207	- Depreciation, depletion & amortisation	888	666
(99)	96	165	- Share of profit of equity-accounted investments	247	694

890	164	688	Cash flow from operations	1,801	1,873
1,439	207	(123)	Less: Net working capital movements[2]	1,421	(796)
(549)	(43)	811	Cash flow from operations excluding net working capital movements	380	2,669

9,904	11,206	10,571	Capital employed	9,904	10,571

[1]	Corporate segment information has not been included in the table shown. Please refer to the Earnings by business segment section for additional information. The above data does not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

22

Royal Dutch Shell plc     22

NOTES
1. Accounting policies and basis of presentation
The quarterly financial report and tables are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.
The accounting policies are unchanged from those set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2007 on pages 117 to 121.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
Components of the calculation are:

$ million	Q4 2008	Q4 2007
Income (four quarters)	26,476	31,926
Interest expense after tax	615	699
ROACE numerator	27,091	32,625
Capital employed — opening	144,067	130,718

Capital employed — closing	152,135	144,067
Capital employed — average	148,101	137,393

ROACE	18.3%	23.7%
4. Earnings by business segment
Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results. Operating segment results are after tax and include equity-accounted investments.

Royal Dutch Shell plc     23

5. Gearing
The numerator and denominator in the gearing calculation, as demonstrated below, used by Shell are calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and underfunded retirement benefits obligations (if applicable) which Shell believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes.

$ million	Dec 31, 2008	Dec 31, 2007
Non-current debt	13,772	12,363
Current debt	9,497	5,736
Total debt	23,269	18,099

Add: Net present value of operating lease obligations	16,445	14,387
Underfunded retirement benefit obligations (after tax)	11,834	—
Less: Cash and cash equivalents in excess of operational requirements	12,888	7,356
Adjusted debt	38,660	25,130

Total equity	128,866	125,968

Total capital	167,526	151,098

Gearing ratio (adjusted debt as a percentage of total capital)	23.1%	16.6%
6. Equity
Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share plan reserve, currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Income for the period	—	—	—	26,277	26,277	199	26,476
Income/(expense) recognised directly in equity	—	—	(11,049)	—	(11,049)	(341)	(11,390)
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	58	58	40	98
Dividends paid	—	—	—	(9,516)	(9,516)	(325)	(9,841)
Treasury shares: net sales/(purchases) and dividends received	—	525	—	—	525	—	525
Repurchases of shares	(9)	—	9	(3,082)	(3,082)	—	(3,082)
Share-based compensation	—	—	70	42	112	—	112
At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Royal Dutch Shell plc     24

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Income for the period	—	—	—	31,331	31,331	595	31,926
Income/(expense) recognised directly in equity	—	—	4,933	—	4,933	27	4,960
Capital contributions/ (repayments) from/to minority shareholders	—	—	—	—	—	748	748
Acquisition of Shell Canada	—	—	—	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment	—	—	—	—	—	(6,711)	(6,711)
Other changes in minority interest	—	—	—	(28)	(28)	(28)	(56)
Dividends paid	—	—	—	(9,001)	(9,001)	(203)	(9,204)
Treasury shares: net sales/(purchases) and dividends received	—	924	—	—	924	—	924
Repurchases of shares	(9)	—	9	(4,866)	(4,866)	—	(4,866)
Share-based compensation	—	—	386	—	386	—	386
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
7. Basis for Royal Dutch Shell earnings per ordinary share
The total number of Royal Dutch Shell ordinary shares in issue at the end of the period was 6,241.5 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) ordinary shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.
Basic earnings per share calculations are based on the following weighted average number of shares:

				Full Year	Full Year
Millions	Q4 2008	Q3 2008	Q4 2007	2008	2007
Royal Dutch Shell ordinary shares of €0.07 each	6,123.8	6,147.3	6,225.3	6,159.1	6,263.8
Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently “in-the-money”.

				Full Year	Full Year
Millions	Q4 2008	Q3 2008	Q4 2007	2008	2007
Royal Dutch Shell ordinary shares of €0.07 each	6,127.5	6,159.8	6,248.8	6,171.5	6,283.8
Basic shares outstanding at the end of the following periods are:

Millions	Q4 2008	Q3 2008	Q4 2007
Royal Dutch Shell ordinary shares of €0.07 each	6,121.7	6,133.4	6,210.4
One American Depository Receipt (ADR) is equal to two Royal Dutch Shell ordinary shares.

Royal Dutch Shell plc     25

8. Accounting for Derivatives
IFRS require that derivative instruments be recognised in the financial statements at fair value. Any change in the current period between the period end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Oil Products business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Oil Products business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. The derivatives are typically associated with a future physical delivery of the commodities.
These differences in accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held by Gas & Power are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on an accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.

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